SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2016

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                                                                                                             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                                                                                                                                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Legal and Regulatory Matters

Subsequent to the filing of the Fresenius Medical Care AG & Co. KGaA (the “Company”) Report of Form 6-K for the month of October containing the Company’s quarterly report for the nine months ended September 30, 2016, the Company agreed to extend the dates in the opt-in process schedule under the agreement in principal described in that report for settlement of potentially all cases alleging wrongful death and personal injury claims against Fresenius Medical Care Holdings, Inc. (“FMCH”) and certain of its affiliates relating to FMCH’s acid concentrate products NaturaLyte® and GranuFlo®. Under the revised schedule, plaintiffs must advise FMCH of acceptance of the settlement by November 14, 2016; the Company has until December 2, 2016 to exercise any rights to void the settlement; and payment of the settlement amount must be made by December 9, 2016 if the settlement is confirmed.  The financial terms of the agreement in principle are unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: November 3, 2016

FRESENIUS MEDICAL CARE AG & Co. KGaA,
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG, its
general partner

By:	/s/ RICE POWELL
	Name:	Rice Powell
	Title:	Chief Executive Officer and
Chairman of the Management Board
of the General Partner

By:	/s/ MICHAEL BROSNAN
	Name:	Michael Brosnan
	Title:	Chief Financial Officer and member
of the Management Board of the
General Partner